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================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                               Health Grades, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   84748M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Deborah O'Neal-Johnson
                       INVESCO Institutional (N.A.), Inc.
                              1315 Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 892-0896
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No.:  84748M 10 2

-------------------------------------------------------------------------------------------------------------------------
                       1. Names of Reporting Persons.
                          I.R.S. Identification Nos. of above persons (entities only).

                                   CHANCELLOR V, L.P.


-------------------------------------------------------------------------------------------------------------------------
                       2. Check the Appropriate Box if a Member of a Group (See Instructions):

                          (a)     [   ]

                          (b)     [ X ]


-------------------------------------------------------------------------------------------------------------------------
                       3. SEC Use Only:


-------------------------------------------------------------------------------------------------------------------------
                       4. Source of Funds (See Instructions):

                                   WC

-------------------------------------------------------------------------------------------------------------------------
                       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                          [  ]

-------------------------------------------------------------------------------------------------------------------------
                       6. Citizenship or Place of Organization:

                                   DELAWARE

-------------------------------------------------------------------------------------------------------------------------
Number of                      7. Sole Voting Power                         0
Shares                 --------------------------------------------------------------------------------------------------
Beneficially                   8. Shared Voting Power                  13,976,153
Owned by               --------------------------------------------------------------------------------------------------
Each                           9. Sole Dispositive Power                     0
Reporting              --------------------------------------------------------------------------------------------------
Person With                   10. Shared Dispositive Power             13,976,153
-------------------------------------------------------------------------------------------------------------------------
                      11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                                   13,976,153

-------------------------------------------------------------------------------------------------------------------------
                      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                          [  ]

-------------------------------------------------------------------------------------------------------------------------
                      13. Percent of Class Represented by Amount in Row (11):

                                   38.42%

-------------------------------------------------------------------------------------------------------------------------
                      14. Type of Reporting Person (See Instructions):

                                   PN


CUSIP No.:  84748M 10 2
-------------------------------------------------------------------------------------------------------------------------

                       1. Names of Reporting Persons.
                          I.R.S. Identification Nos. of above persons (entities only).

                               IPC DIRECT ASSOCIATES V, L.L.C.
-------------------------------------------------------------------------------------------------------------------------
                       2. Check the Appropriate Box if a Member of a Group (See Instructions):

                          (a)     [   ]

                          (b)     [ X ]

-------------------------------------------------------------------------------------------------------------------------
                       3. SEC Use Only:

-------------------------------------------------------------------------------------------------------------------------
                       4. Source of Funds (See Instructions):

                                   WC

-------------------------------------------------------------------------------------------------------------------------
                       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                          [  ]

-------------------------------------------------------------------------------------------------------------------------
                       6. Citizenship or Place of Organization:

                                   DELAWARE

-------------------------------------------------------------------------------------------------------------------------
Number of                     7. Sole Voting Power                        0
Shares                 ------------------------------------------------------------------------------------------------
Beneficially                  8. Shared Voting Power                 13,976,153
Owned by               ------------------------------------------------------------------------------------------------
Each                          9. Sole Dispositive Power                   0
Reporting              ------------------------------------------------------------------------------------------------
Person With                  10. Shared Dispositive Power            13,976,153

-------------------------------------------------------------------------------------------------------------------------
                      11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                                   13,976,153

-------------------------------------------------------------------------------------------------------------------------
                      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                          [  ]

-------------------------------------------------------------------------------------------------------------------------
                      13. Percent of Class Represented by Amount in Row (11):

                                   38.42%

-------------------------------------------------------------------------------------------------------------------------
                      14. Type of Reporting Person (See Instructions):

                                   OO


CUSIP No.:  84748M 10 2

-------------------------------------------------------------------------------------------------------------------------
                       1. Names of Reporting Persons.
                          I.R.S. Identification Nos. of above persons (entities only).

                                 INVESCO PRIVATE CAPITAL, INC.
-------------------------------------------------------------------------------------------------------------------------
                       2. Check the Appropriate Box if a Member of a Group (See Instructions):

                          (a)     [   ]

                          (b)     [ X ]


-------------------------------------------------------------------------------------------------------------------------
                       3. SEC Use Only:


-------------------------------------------------------------------------------------------------------------------------
                       4. Source of Funds (See Instructions):

                                   WC

-------------------------------------------------------------------------------------------------------------------------
                       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                          [  ]

-------------------------------------------------------------------------------------------------------------------------
                       6. Citizenship or Place of Organization:

                                   DELAWARE
-------------------------------------------------------------------------------------------------------------------------
Number of                      7. Sole Voting Power                       0
Shares                 --------------------------------------------------------------------------------------------------
Beneficially                   8. Shared Voting Power                13,976,153
Owned by               --------------------------------------------------------------------------------------------------
Each                           9. Sole Dispositive Power                  0
Reporting              --------------------------------------------------------------------------------------------------
Person With                   10. Shared Dispositive Power           13,976,153

-------------------------------------------------------------------------------------------------------------------------
                      11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                                   13,976,153

-------------------------------------------------------------------------------------------------------------------------
                      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                          [  ]

-------------------------------------------------------------------------------------------------------------------------
                      13. Percent of Class Represented by Amount in Row (11):

                                   38.42%

-------------------------------------------------------------------------------------------------------------------------
                      14. Type of Reporting Person (See Instructions):

                                   CO

            This Amendment No. 3 amends and supplements the Schedule 13D originally filed on March 27, 2000 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on March 26, 2001 ("Amendment No. 1") and by Amendment No.2 to the Schedule 13D filed on April 25, 2001 ("Amendment No.2), by the undersigned relating to the shares of common stock, $0.001 par value per share, (the "Common Stock") of Health Grades, Inc. (the "Company"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         On October 9, 2001 the Company exercised the put option from Chancellor in accordance with the agreement between the Company, Chancellor and another investor, executed on April 16, 2001 to provide equity financing to the Company of up to $2,000,000. Under the agreement, the Company has sold Chancellor 7,789,333 shares of Common Stock at $0.15 per share for an aggregate purchase price of $1,168,400, the maximum amount under the agreement and issued to Chancellor a warrant to purchase 204,470 shares of Common Stock at an exercise price of $0.15 per share for six years.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

TOTAL OUTSTANDING SHARES. According to information provided to the Filing Persons by the Company, the number of shares of Common Stock outstanding on October 10, 2001 was 34,606,758 and the number of shares of Common Stock subject to warrants held by Chancellor was 1,971,820 for a total of 36,374,108 shares.

CHANCELLOR. As of the date of filing of this Schedule 13D, Chancellor is the holder of record of 13,976,153 shares of Common Stock of the Company, consisting of 12,004,333 shares of Common Stock and warrants to purchase 1,971,820 shares of Common Stock exercisable within 60 days hereof, representing approximately 38.42% of the outstanding Common Stock, and has shared voting and investment power with respect to such securities.

IPC. IPC as sole General Partner of Chancellor, may also be deemed to have shared voting and investment power with respect to such securities. IPC disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

PRIVATE CAPITAL. Under the investment management agreement with Chancellor, Private Capital has shared dispositive power and voting power with respect to the securities held by Chancellor. Private Capital disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         On October 9, 2001, the Company exercised the put option from Chancellor and sold 7,789,333 shares of Common Stock to Chancellor for an aggregate purchase price of $1,168,400, the maximum amount under the put option. The shares were sold at $0.15 per share. In addition, the Company issued Chancellor a warrant to purchase 204,470 shares of Common Stock at an exercise price of $0.15 per share for six years.

                                  EXHIBIT INDEX

NO.               DESCRIPTION OF EXHIBIT
---               ----------------------
Exhibit A         Agreement of Joint Filing, dated October 22, 2001, among the
                  Filing Persons.

Exhibit B         Co-Sale and Voting Agreement, dated March 17, 2000, previously filed.

Exhibit C         Letter Agreement, dated April 16, 2001, previously filed.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: October 22, 2001

                                            CHANCELLOR V, L.P.
                                            By its general partner:
                                            IPC Direct Associates V, L.L.C.
                                            By its Managing Member:
                                            INVESCO Private Capital, Inc.


                                            By: /s/ Alan Kittner
                                               -------------------------------
                                            Name: Alan Kittner
                                            Its: Managing Director


                                            IPC DIRECT ASSOCIATES V, L.L.C.
                                            By its Managing Member:
                                            INVESCO Private Capital, Inc.


                                            By: /s/ Alan Kittner
                                               -------------------------------
                                            Name: Alan Kittner
                                            Its: Managing Director


                                            INVESCO PRIVATE CAPITAL, INC.


                                            By: /s/ Alan Kittner
                                               -------------------------------
                                            Name: Alan Kittner
                                            Its: Managing Director